UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 1-06571

Employer Identification Number: 22-1918501

Plan Number: 002

THE SCHERING-PLOUGH PUERTO RICO EMPLOYEES’ RETIREMENT SAVINGS PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive

P.O. Box 100

Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

The Schering-Plough Puerto Rico

Employees’ Retirement Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 14, 2013

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,

	2012	2011

Assets
Investments
Investments, at fair value	$37,720,316	$32,712,261

Receivables
Employer contribution	27,811	19,022
Participant contributions	37,340	28,631
Notes receivable from participants	1,612,377	1,662,182
Settlement receivable	92,301	—

Total receivables	1,769,829	1,709,835

Net assets available for benefits	$39,490,145	$34,422,096

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$181,880
Interest and dividends	149,874
Plan interest in Master Trust investment income	4,019,165

Net investment income	4,350,919

Interest income, notes receivable from participants	66,214

Contributions to the Plan
By participants	1,658,664
By employer	1,134,586

Total contributions	2,793,250

Settlements	100,540

Total additions	7,310,923

Deductions from net assets attributed to
Benefits paid to participants	(2,242,874)

Total deductions	(2,242,874)

Net increase	5,068,049

Net assets available for benefits
Beginning of year	34,422,096

End of year	$39,490,145

The accompanying notes are an integral part of these financial statements.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

1.	Description of Plan

The following description of The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan established effective April 1, 1990. The Plan is intended to encourage retirement savings by eligible employees of Schering-Plough Products, L.L.C. and any of its affiliated companies that adopt the Plan. Generally, all Puerto Rico employees of Schering-Plough Products, L.L.C. and Schering-Plough del Caribe, Inc. are eligible to participate in the Plan on the date of employment. Schering-Plough Products, L.L.C., a subsidiary of Merck & Co., Inc. (“Merck” or the “Company”), is the Plan sponsor (the “Sponsor”). The Plan’s recordkeeper is Fidelity Investments Institutional Services Company (“Fidelity” or the “Recordkeeper”). Banco Popular serves as the Plan’s trustee (the “Trustee”).

Participants direct the investment of their contributions into any fund investment option available under the Plan, including Merck common stock. At December 31, 2012, the Plan offered five (5) registered investment companies (mutual funds), four (4) common/collective trusts and 14 separately managed accounts.

The Plan is administered by management committees appointed by the Company’s Chief Executive Officer, the Compensation and Benefits Committee of the Board of Directors of Merck or their delegates.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

A portion of the assets of the Plan and of the MSD Puerto Rico Employee Savings and Security Plan (collectively, the “Puerto Rico Plans”) are maintained, for investment purposes only, with all the assets of the MSD Employee Stock Purchase and Savings Plan, the Merck US Savings Plan (formerly known as the MSD Employee Savings and Security Plan), and the Telerx Marketing, Inc. 401(k) Plan in a single master trust (the “Master Trust”). The Puerto Rico Plans participate in the Master Trust for the specific limited purpose of enabling participants in the Puerto Rico Plans to invest in separately managed accounts and common/collective trusts that are record-kept and trusteed pursuant to the Master Trust agreement. The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets.

The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

The Plan is designed to permit eligible employees to elect to have a portion of their salary contributed to the Plan on their behalf (“Salary Deferral Contributions”). Under the provisions of the Plan, Salary Deferral Contributions can range from 1% to 10% of the employee’s annual eligible compensation, in increments of 1%, subject to certain regulated limits. Any excess participant contributions are returned to the participant. Also, Salary Deferral Contributions shall not exceed the lesser of: (i) $13,000 (as adjusted pursuant to PR-Code Section 1081.01(d)(7)(A))); or (ii) in the case of highly compensated employees, the average actual deferral percentage limit. Further, pre-tax contribution limits are computed aggregating all pre-tax contributions made to two or more plans described in P.R. Code Section 1081(a), as if they were one single arrangement. The Plan Administrator may, at any time during the Plan year, restrict the amount of pre-tax contributions allowed by highly compensated employees if it determines that such restriction is necessary in order to assure the Plan’s compliance with the limitations of PR-Code Section 1081(e).

The Company makes matching contributions (dollar-for-dollar) up to 5% of participant’s base compensation applicable to the pay period in which the contribution is being made. Participant and Company matching contributions are invested according to a participant’s elections.

Age 50 and above—In addition, the Plan permits unmatched pre-tax “catch-up contributions” of up to $1,500 for 2012 by participants who are at least age 50 by year-end.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Settlements

In 2012, additions made to the Plan relate to court-approved settlements distributed or to be distributed to the Plan in connection with ERISA lawsuits (“ERISA Lawsuits”) during the calendar year. The ERISA Lawsuits are consolidated class actions alleging breaches of fiduciary duty by the Company by causing or permitting the Plan to imprudently invest in Company common stock or failing to provide material information regarding Company common stock to Plan participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company contribution, and an allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Company’s matching contributions, plus actual earnings thereon.

Notes Receivable from Participants

Participants may borrow against their account balances at fixed interest rates as determined by the Plan Administrator. Loan terms range from one to five years for a short-term loan or up to twenty years for the purchase of a primary residence and bear interest at rates that range from 4.50% to 10.00%. The minimum loan is $1,000. Participants may borrow against their account balance up to the lesser of one-half of the account balance or $50,000 (reduced by certain amounts attributable to outstanding loans).

Payment of Benefits

Participants are entitled to receive automatic, voluntary, in-service (which include hardship withdrawals), or mandatory distributions as provided in the applicable Plan provisions.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Certain previously reported amounts have been reclassified to conform to current year presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are stated at fair value in the accompanying financial statements. Valuation of investments of the Plan that are in the Master Trust represents the Plan’s allocable portion of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less Plan distributions, allocated investment losses and allocated expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividend income is recorded on the ex-dividend date. Realized gains and losses from security transactions are reported on the average cost method.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as benefit payments based upon the terms of the plan document. No allowance for credit losses has been recorded as of December 31, 2012 and 2011.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Contributions

Employee and Company matching contributions are recorded in the period in which the Companies make the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are generally paid by the Companies.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the existing disclosure guidance on fair value measurements, which was effective January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which was effective January 1, 2011. Among other things, the updated guidance requires additional disclosure for the amounts of significant transfers in and out of Level 1 and Level 2 measurements and requires certain Level 3 disclosures on a gross basis. Additionally, the updates amend existing guidance to require a greater level of disaggregated information and more robust disclosures about valuation techniques and inputs to fair value measurements. Since the amended guidance requires only additional disclosures, the adoption of the provisions did not impact the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued ASU 2011-04 Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS (“ASU 2011-04”). ASU 2011-04 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify FASB’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new guidance did not impact the Plan’s Statements of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks and may decline in value for a number of reasons, including changes in prevailing interest rates and credit availability, increases in defaults, increases in voluntary prepayments for investments that are subject to prepayment risk under normal market conditions, widening of credit spreads and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Related-Party Transactions

Contributions are transmitted from the Trustee to the Recordkeeper, which invests cash received, interest and dividend income and makes distributions to the participants. The Recordkeeper also administers the collection of interest and principal on notes receivable from participants. These transactions qualify as permitted party-in-interest transactions.

Certain Plan investments are shares of registered investment companies (mutual funds) managed by the Recordkeeper. Fidelity is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The total market value of the Plan’s allocated portion of the investments managed by the Recordkeeper was $3,591,016 and $3,259,808 at December 31, 2012 and December 31, 2011, respectively. During 2012, the Plan’s allocated portion of interest and dividends, realized gains and unrealized gains from investments managed by the Recordkeeper was $13,903, $1,110 and $49,614, respectively.

Merck is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Plan transactions of Merck common stock qualify as party-in-interest transactions. The market value of the Plan’s allocated portion of the investments in Merck’s common stock was $2,203,617 and $1,555,465 at December 31, 2012 and December 31, 2011, respectively. During 2012, the Plan’s allocated portion of dividends, realized gains and unrealized gain from Merck common stock was $80,702, $16,945 and $93,769, respectively.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

4.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as though he or she had retired as of the date of such termination.

5.	Tax Status

The Plan is qualified under Section 1165 of the Puerto Rico Internal Revenue Code of 1994, as amended (the “1994 PR Code”), and has received a favorable determination letter from the Puerto Rico Treasury Department (the “PR Treasury”) as to its qualified status under the 1994 PR Code. As required by the provisions of the Internal Revenue Code for a New Puerto Rico, as amended (the “2011 PR Code”), the Plan filed for a favorable determination letter with the PR Treasury under the 2011 PR Code within the periods prescribed for this purpose. No events have occurred with respect to the Plan or the associated Trust that, in substantial likelihood, would result in the Plan being disqualified by the PR Treasury. The Trust associated with the Plan is intended to be exempt from Puerto Rico income taxation pursuant to the provisions of Section 1081.01(a) of the 2011 PR Code. The Plan’s Master Trust is to be considered as an organization as described in Section 401(a) of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and exempt under Section 501(a) of the U.S. Code. Accordingly, no provision for income taxes has been made. Finally, the Trust has complied with the requirements established by Section 1022(i)(1) of ERISA.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the PR Treasury pursuant to the provisions of the 1994 PR Code and the 2011 PR Code, as appropriate. The Company has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6.	Master Trust and Investments

The Plan had a 0.44% and 0.42% interest in the Master Trust at December 31, 2012 and December 31, 2011, respectively. The net assets of the Master Trust are as follows:

	December 31,

	2012	2011

Registered investment companies (mutual funds)	$2,775,148,850	$2,542,034,089
Common/collective trusts	2,678,923,851	2,393,149,871
Merck common stock	917,328,501	882,978,908
Other common stocks	881,546,761	778,007,033
Accrued interest and dividends	10,346,111	11,056,146
Other net assets/(liabilities)	7,781,467	(5,712,585)

	$7,271,075,541	$6,601,513,462

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Total investment income of the Master Trust for the year ended December 31, 2012, is as follows:

Year Ended December 31, 2012
Investment income, net
Interest and dividends	$151,047,904
Net appreciation in Registered investment companies (mutual funds)	202,170,353
Net appreciation in Common/collective trusts	346,956,772
Net appreciation in Merck common stock	75,788,146
Net appreciation in Other common stocks	127,390,581

Total investment income	$ 903,353,756

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end:

	December 31,

	2012	2011

Investment in Master Trust	$31,718,833	$27,506,845
Fidelity Retirement Money Market Portfolio	3,170,454	2,955,003

During 2012, the Plan’s investments in registered investment companies (mutual funds) held outside of the Master Trust (including gains and losses on investments bought and sold, as well as held during the year) appreciated $181,880 in value.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

7.	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Entities are required to use a fair value hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

    Level 1 – Quoted prices in active markets for identical assets or liabilities. The Plan’s Level 1 assets primarily include registered investment companies (mutual funds) and common stocks.

    Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. The Plan’s Level 2 assets primarily include investments in common/collective trusts.

    Level 3 – Unobservable inputs that are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation. The Plan did not hold any Level 3 assets at December 31, 2012 and 2011.

If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument. There have been no changes in the valuation methodology used at December 31, 2012 and 2011. The policy of the Master Trust and the Plan is to recognize transfers between levels at the end of the reporting period. There were no transfers between Levels 1 and 2.

Within the Plan and Master Trust, investments are recorded at fair value as follows:

Registered Investment Companies (Mutual Funds)

Registered investment companies (mutual funds) are valued at their respective net asset values. The net asset values are typically determined by the fund at the close of regular trading on the New York Stock Exchange. Investments in registered investment companies (mutual funds) generally may be redeemed daily.

Common/Collective Trusts

The common/collective trusts are valued at their respective net asset values. The fair value of investments in the common/collective trusts are determined by their trustee. The Plan’s investments in common/collective trusts generally may be redeemed daily.

Common Stocks

Common stocks, for which market quotations are readily available, are generally valued at the last reported sales price on their principal exchange on valuation date, or official close price for certain markets. If no sales are reported for that day, investments are valued at the more recent of (i) the last published sale price or (ii) the mean between the last reported bid and asked prices for long positions, or at fair value as determined in good faith by the Trustee and the Company.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

Investments Measured at Fair Value

Investments measured at fair value are summarized below:

	December 31, 2012

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Small/Mid Cap Equity	$567,012	$-	$-	$567,012
Non-US Equity	654,970	-	-	654,970
Fixed Income	1,603,175	-	-	1,603,175
Cash and Short Term Investments	3,176,326	-	-	3,176,326

Total Registered Investment Companies	$6,001,483	$-	$-	$6,001,483

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$569,877,880	$-	$-	$569,877,880
Non-US Equity	842,440,438	-	-	842,440,438
Fixed Income	813,604,851	-	-	813,604,851
Cash and Short Term Investments	549,225,681	-	-	549,225,681

Common Collective Trusts
US Large Cap Equity	-	1,550,591,083	-	1,550,591,083
US Small/Mid Cap Equity	-	368,805,151	-	368,805,151
Non-US Equity	-	362,205,756	-	362,205,756
Fixed Income	-	378,034,176	-	378,034,176
Cash and Short Term Investments	-	19,287,685	-	19,287,685

Merck Common Stock	917,328,501	-	-	917,328,501

Other Common Stocks
U.S. Small Cap Equities	213,679,003	-	-	213,679,003
Large Cap Equities	667,867,758	-	-	667,867,758

Total Investments in the Master Trust	$4,574,024,112	$2,678,923,851	$-	$7,252,947,963

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

	December 31, 2011

	Fair Value Measurements Using

	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Assets

Registered Investment Companies
US Small/Mid Cap Equity	$419,184	$-	$-	$419,184
Non-US Equity	484,650	-	-	484,650
Fixed Income	1,336,249	-	-	1,336,249
Cash and Short Term Investments	2,965,333	-	-	2,965,333

Total Registered Investment Companies	$5,205,416	$-	$-	$5,205,416

Investments in the Master Trust

Registered Investment Companies
US Small/Mid Cap Equity	$507,350,373	$-	$-	$507,350,373
Non-US Equity	747,273,595	-	-	747,273,595
Fixed Income	714,863,725	-	-	714,863,725
Cash and Short Term Investments	572,546,396	-	-	572,546,396

Common Collective Trusts
US Large Cap Equity	-	1,389,217,431	-	1,389,217,431
US Small/Mid Cap Equity	-	323,578,409	-	323,578,409
Non-US Equity	-	319,706,079	-	319,706,079
Fixed Income	-	336,337,766	-	336,337,766
Cash and Short Term Investments	-	24,310,186	-	24,310,186

Merck Common Stock	882,978,908	-	-	882,978,908

Other Common Stocks
U.S. Small Cap Equities	198,753,600	-	-	198,753,600
Large Cap Equities	579,253,433	-	-	579,253,433

Total Investments in the Master Trust	$4,203,020,030	$2,393,149,871	$-	$6,596,169,901

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Notes to Financial Statements

8.	Subsequent Events

In April 2013, the Executive Oversight Committee approved changes to the Plan that will be effective by January 2014. The Company contribution will change to 75% of an employee’s contribution up to a maximum of 6% of annual eligible compensation. There will be a transition period when the Company will make an additional contribution of 0.5% of total eligible compensation until December 31, 2019.

The Plan has evaluated subsequent events through the date the financial statements were issued.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

Schedule H

Line 4 i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

**	Master Trust	Investment in Master Trust	***	$31,718,833

*	Fidelity Retirement Money Market Portfolio	Registered Investment Company	***	3,170,454

	PIMCO Total Return Fund - Institutional Fund	Registered Investment Company	***	1,603,175

	Columbia Acorn Fund, Class Z	Registered Investment Company	***	567,012

	American Funds EuroPacific Growth Fund, Class R6	Registered Investment Company	***	279,380

*	Fidelity Diversified International Fund, Class K	Registered Investment Company	***	375,590

*	Banco Popular	Interest Bearing Cash Account	***	5,872

*	Notes receivable from participants	Interest rates ranging from 4.50% to 10.00% and with maturities through 2029		1,612,377

		Total		$39,332,693

*	Denotes a party-in-interest to the Plan.
**	There are certain investments within the Master Trust that are party-in-interest.
***	Cost information not required to be presented for participant directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Schering-Plough Puerto Rico Employees’ Retirement Savings Plan

By:	/s/ Mark E. McDonough

Mark E. McDonough
Senior Vice President and Treasurer

June 17, 2013

EXHIBIT INDEX

Exhibit Number	Document	Page

23	Consent of Independent Registered Public Accounting Firm	16